SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For June 7, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



        Form 20-F     X                Form 40-F
                      ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                            No           X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Announcement
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CNOOC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 883)
CLARIFICATION ANNOUNCEMENT

The board of CNOOC Limited has noted the recent press speculation regarding a possible offer by the Company for Unocal Corporation, including the article that appeared on the Bloomberg news wire on 6 June 2005. The Company announces that it is continuing to examine its options with respect to Unocal. These options include a possible offer by the Company for Unocal, but no decision has been made in this respect. No assurances can be made that the Company will ultimately make an offer for Unocal or, if any such offer is made, whether any agreement will be reached between the Company and Unocal.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

The board of CNOOC Limited (the "Company") has noted the recent press speculation regarding a possible offer by the Company for Unocal Corporation ("Unocal"), including the article that appeared on the Bloomberg news wire on 6 June 2005, which reported that the Company is not considering an offer for Unocal.

The Company announces that it is continuing to examine its options with respect to Unocal. These options include a possible offer by the Company for Unocal, but no decision has been made in this respect. No assurances can be made that the Company will ultimately make an offer for Unocal or, if any such offer is made, whether any agreement will be reached between the Company and Unocal.

As a general rule, the Company's policy is not to comment on press speculation or market rumours. A further announcement will be made if and when appropriate.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
CNOOC Limited
Yunshi Cao
Company Secretary

Hong Kong, 7 June 2005



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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CNOOC Limited


                                            By:  /s/ Cao Yunshi
                                                 -----------------------------
                                                 Name:   Cao Yunshi
                                                 Title:  Company Secretary

Dated: June 7, 2005